SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  --------------


                                    FORM 11-K


                                  -------------

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One):

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended January 31, 1998.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

Commission file number 1-9494

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                  Tiffany & Co.
                                727 Fifth Avenue
                               New York, NY 10022
                                 (212) 755-8000

                                  TIFFANY & CO.

               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                                     CONTENT



                                                                          Page
                                                                          ----

REPORT OF INDEPENDENT ACCOUNTANTS                                           2

FINANCIAL STATEMENTS:
         Statement of Net Assets Available for Plan Benefits
                  with Fund Information, January 31, 1998                   3

         Statement of Net Assets Available for Plan Benefits
                  with Fund Information, January 31, 1997                   4

         Statement of Changes in Net Assets Available
                  for Plan Benefits with Fund Information
                  for the year ended January 31, 1998                       5

         Notes to Financial Statements                                   6-11

SUPPLEMENTAL SCHEDULES:
         Item 27a - Schedule of Assets Held for
                  Investment Purposes as of January 31, 1998               12

         Item 27d (Part I) - Schedule of Reportable
                  Transactions - Individual Transactions by Issue
                  for the year ended January 31, 1998                      13

         Item 27d (Part II) - Schedule of Reportable
                  Transactions - Series of Transactions by
                  Issue for the year ended January 31, 1998                14

                           REPORT OF INDEPENDENT ACCOUNTANTS

August 10, 1998


To the  Tiffany & Co.  Employee  Profit  Sharing  and  Retirement  Savings  Plan
Committee:


In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") at January 31, 1998 and 1997 and the changes in net assets available for plan benefits for the year ended January 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes as of January 31, 1998 and transactions or series of transactions in excess of five percent of the current value of Plan assets for the year then ended, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The Fund information in the statements of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits for each fund. The supplemental schedules and Fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                      PricewaterhouseCoopers LLP
Parsippany, New Jersey



                                     Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                 Statement of Net Assets Available for Plan Benefits with Fund Information


                                                                                      January 31, 1998
                                          -----------------------------------------------------------------------------------------

                                                                                     Participant Directed
                                          -----------------------------------------------------------------------------------------

                                                          Pathways     Pathways     Pathways     Stock                    AIM
                                           Stable       Conservative   Balanced      Growth      Index   Growth and   Constellation
                                          Value Fund       Fund         Fund         Fund        Fund    Income Fund     Fund
                                          ----------   ----------   ----------   ----------   ---------- ----------   -------------
Assets
    Investments, at fair value:
       Scudder Trust Company:
              Common and collective
               trust funds                $2,709,187   $     --     $     --     $     --     $1,542,075   $     --     $     --
              Mutual Funds                      --        293,579    2,749,454      821,445         --      5,846,307    3,117,896
       Tiffany & Co. Common Stock               --           --           --           --           --           --           --
       Cash and cash equivalents               3,658         --           --           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Total investments                          2,712,845      293,579    2,749,454      821,445    1,542,075    5,846,307    3,117,896
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

Receivable:
    Employer's contribution                  307,705       47,666      158,224      132,820      262,930      421,057      391,028
    Participant contributions                 32,107        4,035       13,168       12,422       24,200       39,299       35,783
    Participant loans receivable                  --           --           --           --           --           --           --
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

Total receivables                            339,812       51,701      171,392      145,242      287,130      460,356      426,811
                                          ----------   ----------   ----------   ----------   ----------   ----------   ----------

Net assets available for plan benefits    $3,052,657   $  345,280   $2,920,846   $  966,687   $1,829,205   $6,306,663   $3,544,707
                                          ==========   ==========   ==========   ==========   ==========   ==========   ==========




                                                                  January 31, 1998
                                            ----------------------------------------------------------
                                                                                       Non-Participant
                                                     Participant Directed                 Directed
                                            ----------------------------------------   ---------------
                                                                                         Employee
                                              Templeton                 Tiffany & Co.    Stock
                                              Foreign I       Loan         Stock         Ownership
                                                Fund          Fund          Fund         Account         Total
                                            -----------    ---------    ------------    ----------     ---------

Assets
    Investments, at fair value:
       Scudder Trust Company:
              Common and collective
               trust funds                  $      --      $      --     $        --   $        --   $ 4,251,262
              Mutual Funds                      687,527           --              --            --    13,516,208
       Tiffany & Co. Common Stock                  --             --       2,579,087     5,891,659     8,470,746
       Cash and cash equivalents                   --             --          10,209            --        13,867
                                            -----------    ---------     -----------   -----------   -----------
Total investments                               687,527           --       2,589,296     5,891,659    26,252,083
                                            -----------    ---------     -----------   -----------   -----------


Receivable:
    Employer's contribution                     108,390           --         322,242     1,400,000     3,552,062
    Participant contributions                    11,168           --          28,215            --       200,397
    Participant loans receivable                     --      444,567              --            --       444,567
                                            -----------    ---------     -----------   -----------   -----------

Total receivables                               119,558      444,567         350,457     1,400,000     4,197,026
                                            -----------    ---------     -----------   -----------   -----------

Net assets available for plan benefits      $   807,085    $ 444,567     $ 2,939,753   $ 7,291,659   $30,449,109
                                            ===========    =========     ===========   ===========   ===========


The accompanying notes are an integral  part of these financial statements.


                        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                    Statement of Net Assets Available for Plan Benefits with Fund Information


                                                               January 31, 1997
                                         -----------------------------------------------------------------------

                                                             Participant Directed
                                         -----------------------------------------------------------------------
                                                       Managed      Managed      Managed
                                                     Retirement   Retirement   Retirement
                                                        Trust        Trust        Trust     Stock
                                           Stable    Conservative  Balanced      Growth     Index     Growth and
                                         Value Fund     Fund         Fund         Fund      Fund     Income Fund
                                         ----------  ------------ ----------   ----------  -------   -----------
Assets:
  Investments, at fair value:
    Scudder Trust Company:
      Common and collective trust funds  $1,362,482    $43,926     $2,081,370    $138,747  $263,078  $        --
      Mutual Funds                               --         --             --          --        --    3,356,934
    Tiffany & Co. Common Stock                   --         --             --          --        --           --
    Cash and cash equivalents                    --         --             --          --        --           --
                                         ----------    -------     ----------    --------  --------   ----------
Total investments                         1,362,482     43,926     2,081,370     138,747   263,078     3,356,934
                                         ----------    -------    ----------    --------  --------    ----------

Receivable:
  Employer's contribution                   281,531     33,613       119,243     106,732   190,840       297,808
  Participant contributions                 133,596     16,726        59,562      53,376    92,025       145,890
  Participant loans receivable                   --         --            --          --        --            --
                                         ----------    -------    ----------    --------  --------    ----------
Total receivables                           415,127     50,339       178,805     160,108   282,865       443,698
                                         ----------    -------    ----------    --------  --------    ----------
Net assets available for plan benefits   $1,777,609    $94,265    $2,260,175    $298,855  $545,943    $3,800,632
                                         ==========    =======    ==========    ========  ========    ==========




                                                                       January 31, 1997
                                         ------------------------------------------------------------------------
                                                                                     Non-Participant
                                                   Participant Directed                  Directed
                                         ------------------------------------------    -----------
                                                                                         Employee
                                             AIM        Templeton         Tiffany & Co.   Stock
                                         Constellation  Foreign I   Loan      Stock      Ownership
                                             Fund         Fund      Fund       Fund       Account        Total
                                          ----------    --------   --------  ----------  ----------  -----------
Assets:
  Investments, at fair value:
    Scudder Trust Company:
      Common and collective trust funds   $       --    $     --   $     --  $       --  $       --  $ 3,889,603
      Mutual Funds                         1,484,323     101,130         --          --          --    4,942,387
    Tiffany & Co. Common Stock                    --          --         --   1,178,593   4,195,288    5,373,881
    Cash and cash equivalents                    452          --         --      15,211          --       15,663
                                          ----------    --------   --------  ----------  ----------  -----------
Total Investments                          1,484,775     101,130         --   1,193,804   4,195,288   14,221,534
                                          ----------    --------   --------  ----------  ----------  -----------

Receivable:
  Employer's contribution                    335,639      89,778         --     218,549   1,897,913    3,571,646
  Participant contributions                  168,744      44,109         --     111,996          --      826,024
  Participant loans receivable                    --          --    150,456          --          --      150,456
                                          ----------    --------   --------  ----------  ----------  -----------
Total receivables                            504,383     133,887    150,456     330,545   1,897,913    4,548,126
                                          ----------    --------   --------  ----------  ----------  -----------
Net assets available for plan benefits    $1,989,158    $235,017   $150,456  $1,524,349  $6,093,201  $18,769,660
                                          ==========    ========   ========  ==========  ==========  ===========




   The accompanying notes are an integral part of these financial statements.


                                    Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                           Statement of Changes in Net Assets Available for Plan Benefits with Fund Information for the year ended January 31, 1998





                                                                           January 31, 1998
                                     --------------------------------------------------------------------------------------------

                                                                         Participant Directed
                                     --------------------------------------------------------------------------------------------



                                                      Managed          Managed          Managed
                                                     Retirement       Retirement      Retirement
                                                       Trust             Trust          Trust           Pathways        Pathways
                                        Stable      Conservative       Balanced         Growth        Conservative      Balanced
                                      Value Fund       Fund             Fund            Fund             Fund            Fund
                                      ----------    ------------      ----------      ------------   -------------     -----------
Additions
   Net appreciation
      (depreciation)
      in fair market value
      of investments                  $       --     $       (95)     $  (11,875)      $  (3,807)      $     7,680      $  183,399
   Collective Fund Income
     earned & retained                   140,188             --               --              --                --              --
   Interest, dividends and
     other returns of funds                5,569             118             155              83            13,639         119,545
                                      ----------     -----------      ----------       ---------        ----------       ---------
       Total investment income           145,757              23         (11,720)         (3,724)           21,319         302,944

Contributions and rollovers
   Participant                         1,052,829          17,030          78,678          55,916           153,552         451,298
   Employer                              307,705              --              --              --            47,665         158,224
                                      ----------     -----------      ----------       ---------        ----------      ----------
                                       1,360,534          17,030          78,678          55,916           201,217         609,522
                                      ----------     -----------      ----------       ---------        ----------      ----------
       Total additions                 1,506,291          17,053          66,958          52,192           222,536         912,466

Deductions
   Withdrawals and distributions         256,191            (348)         19,849           8,031             7,611         163,819
   Administrative expenses                 2,169              --              --              --                81             881
                                      ----------     -----------      ----------       ---------        ----------      ----------
       Total deductions                  258,360            (348)         19,849           8,031             7,692         164,700

Net increase prior
   to intra-fund transfers             1,247,931          17,401          47,109          44,161           214,844         747,766
Intra-fund transfers                      27,117        (111,666)     (2,307,284)       (343,016)          130,436       2,173,080
                                      ----------     -----------        ----------       ---------      ----------      ----------

Increase (decrease) in net assets
   available for  plan benefits        1,275,048         (94,265)     (2,260,175)       (298,855)          345,280       2,920,846

Net assets available
   for plan benefits,
   beginning of year                   1,777,609          94,265       2,260,175         298,855               --               --
                                      ----------     -----------      ----------       ---------       ----------       ----------
Net assets available
   for plan benefits,
   end of year                        $3,052,657     $        --      $       --       $      --        $  345,280      $2,920,846
                                      ==========     ===========      ==========       =========        ==========      ==========







                                                                                   January 31, 1998
                                                             ------------------------------------------------------------

                                                                                 Participant Directed
                                                             ------------------------------------------------------------



                                                              Pathways         Stock                            AIM
                                                               Growth          Index        Growth and    Constellation
                                                                Fund            Fund        Income Fund        Fund
                                                              --------      -----------     -----------   -------------
Additions
   Net appreciation (depreciation) in fair market value
      of investments                                          $ 38,094      $   244,168      $  563,206     $   (34,901)
   Collective Fund Income earned & retained                         --              502             --               --
   Interest, dividends and other returns of funds               27,853            4,390         524,831         227,000
             Total investment income                          --------      -----------      ----------     -----------
                                                                65,947          249,060       1,088,037         192,099

Contributions and rollovers
   Participant                                                 444,076          828,038       1,363,162       1,312,115
   Employer                                                    132,820          262,930         421,057         391,028
                                                              --------      -----------      ----------     -----------
                                                               576,896        1,090,968       1,784,219       1,703,143
                                                              --------      -----------      ----------     -----------
             Total additions                                   642,843        1,340,028       2,872,256       1,895,242

Deductions
   Withdrawals and distributions                                24,291           46,190         375,600         180,768
   Administrative expenses                                         169              356             363              44
                                                              --------      -----------      ----------     -----------
             Total deductions                                   24,460           46,546         375,963         180,812

Net increase prior to intra-fund transfers                     618,383        1,293,482       2,496,293       1,714,430
Intra-fund transfers                                           348,304          (10,220)          9,738        (158,881)
                                                              --------      -----------      ----------     -----------

Increase (decrease) in net assets available for
   plan benefits                                               966,687        1,283,262       2,506,031       1,555,549

Net assets available for plan benefits, beginning of year           --          545,943       3,800,632       1,989,158
                                                              --------      -----------      ----------     -----------
Net assets available for plan benefits, end of year           $966,687      $ 1,829,205      $6,306,663     $ 3,544,707
                                                              ========      ===========      ==========     ===========





                                                                          January 31, 1998
                                                             -----------------------------------------  -------------------
                                                                                                          Non-Participant
                                                                        Participant Directed                 Directed
                                                             -----------------------------------------  -------------------

                                                             Templeton                    Tiffany & Co.   Employee Stock
                                                             Foreign I       Loan            Stock          Ownership
                                                               Fund          Fund            Fund            Account         Total
                                                            ----------     --------      -------------    -------------      ------
Additions
   Net appreciation (depreciation) in fair market value
      of investments                                         $ (55,514)    $      --     $   (35,576)    $   264,595     $ 1,159,374
   Collective Fund Income earned & retained                         --            --              --              --         140,690
   Interest, dividends and other returns of funds               68,404            --          17,922          50,212       1,059,721
                                                             ---------     ---------     -----------     -----------     -----------
           Total investment income                              12,890            --         (17,654)        314,807       2,359,785

Contributions and rollovers
  Participant                                                  397,434            --       1,026,548              --       7,180,676
  Employer                                                     108,390            --         322,242       1,400,000       3,552,061
                                                             ---------     ---------     -----------     -----------     -----------
                                                               505,824            --       1,348,790       1,400,000      10,732,737
                                                             ---------     ---------     -----------     -----------     -----------
           Total additions                                     518,714            --       1,331,136       1,714,807      13,092,522

Deductions
  Withdrawals and distributions                                 12,617      (294,111)         96,791         511,655       1,408,954
  Administrative expenses                                           --            --              50               6           4,119
                                                             ---------     ---------     -----------     -----------     -----------
           Total deductions                                     12,617      (294,111)         96,841         511,661       1,413,073

Net increase prior to intra-fund transfers                     506,097       294,111       1,234,295       1,203,146      11,679,449
Intra-fund transfers                                            65,971            --         181,109          (4,688)             --
                                                             ---------     ---------     -----------     -----------     -----------

Increase (decrease) in net assets available
  for plan benefits                                            572,068       294,111       1,415,404       1,198,458      11,679,449

Net assets available for plan benefits, beginning of year      235,017       150,456       1,524,349       6,093,201      18,769,660
                                                             ---------     ---------     -----------     -----------     -----------
Net assets available for plan benefits, end of year          $ 807,085     $ 444,567     $ 2,939,753     $ 7,291,659     $30,449,109
                                                             =========     =========     ===========     ===========     ===========


   The accompanying notes are an integral part of these financial statements

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------

1.       DESCRIPTION OF PLAN
         -------------------

         GENERAL:

         The Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan (the "Plan") is a defined contribution plan covering all eligible employees of Tiffany & Co. (the "Company") and certain related companies. The Plan was originally established on February 1, 1988 as the Tiffany & Co. Employee Stock Ownership Plan (the "ESOP"). On May 19, 1994, the Plan was amended to include a cash or deferred savings arrangement under Section 401(k) of the Internal Revenue Code of 1986, as amended (the "Code"), and was renamed the "Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan," effective August 1, 1994. On October 8, 1996, the Plan was again amended to add an employer matching contribution feature to the 401(k) component of the Plan. That amendment became effective on February 1, 1996.

         The assets of the Plan are maintained and transactions therein are executed by Scudder Trust Company, the trustee of the Plan ("Trustee"), an affiliate of Scudder Kemper Investments, Inc. The Plan is administered by the Employee Profit Sharing and Retirement Savings Plan Committee ("Plan Committee") appointed by the Board of Directors of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

         ELIGIBILITY:

         Employees become participants in the ESOP feature of the Plan on February 1st immediately following their initial date of employment. Employees become eligible to participate in the 401(k) feature of the Plan after they have completed one year of service. A year of service is determined by reference to the date on which the participant's employment commenced or recommenced and consists of 12 consecutive-month periods, commencing with such date, during which the employee has attained at least 1,000 hours of service. Persons who are designated executive officers of the Company are not eligible to participate in the profit sharing feature of the Plan.

         CONTRIBUTIONS:

         The ESOP feature of the Plan is non-contributory on the part of participating employees and is funded by Company contributions to be invested exclusively in shares of Tiffany & Co. Common Stock. Company contributions to the ESOP, if any, are based upon the achievement of certain targeted earnings objectives established by the Board of Directors in accordance with, and subject to, the terms and limitations of the Plan.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------

1.       DESCRIPTION OF PLAN (CONTINUED)
         ------------------------------

         The 401(k) feature of the Plan is funded by both employee and employer contributions. With respect to employee contributions, participants may elect to have an amount of between one (1) and fifteen (15) percent of their annual compensation, not to exceed $10,000 in 1997, subject to an annual inflation adjustment, contributed to the 401(k) feature of the Plan as a tax deferred contribution, subject to certain limitations applicable to highly compensated employees.

         With respect to employer contributions, following the end of each Plan year, a contribution is made to the account of each employee who was a participant in the 401(k) feature of the Plan as of the end of such Plan year. Such contribution is equal to fifty percent (50%) of such participant's total contributions to his or her account during that year, up to three percent (3%) of such participant's compensation over that same year. Employer contributions to a participant's account are allocated among the various investment options in the same proportion as the participant's own contributions.

         Under  certain  circumstances,   employee  contributions  and  employer
         matching contributions may be limited in the case of highly compensated employees.

         Participants may elect to invest their 401(k) contributions in any one or a combination of the following nine investment funds managed by the
         Trustee:

         a) Stable Value Fund - a collective investment trust which invests primarily in debt obligations of non-governmental issuers such as insurance companies and banks. In its investments, the Stable Value Fund seeks to preserve principal, obtain an attractive yield (as compared to money market investments) and maintain reasonable liquidity. The Trustee maintains diversity by assuring that no more than 15% of the fund's assets are invested in the debt instruments of a single issuer. The Trustee maintains credit quality through strict credit quality standards: at least 80% of the aggregate book value of the Trust's assets must be invested in obligations issued by companies that are rated in, or judged by the Trustee as comparable to, the Aaa or Aa rating categories by Standard & Poor's Corporation. Among the debt instruments in which the fund invests are guaranteed investment contracts, bank investment contracts, private placements and cash equivalents.

         b) Growth and Income Fund - a mutual fund which invests primarily in common stocks, preferred stocks, and securities convertible into common stocks issued by companies in the United States. This fund seeks to invest in companies which offer the prospect for growth of earnings while paying current dividends. The fund may also invest in foreign securities that meet the foregoing criteria. Scudder Kemper Investments, Inc. is the investment advisor to the fund.
            Diversification is sought by allocation of investments among different industries, countries and companies.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------



         c) Stock Index Fund - a collective investment trust which invests primarily in those stocks that make up the Standard & Poor's 500 Stock Index. As such, the Stock Index Fund is an unmanaged fund which seeks to replicate as closely as practical performance of the Standard & Poor's 500 Index. Diversification is a by-product of the fund's investment objective.

         d) AIM Constellation Fund - a mutual fund which invests primarily in common stocks, preferred stocks, and securities convertible into common stocks issued by small and medium-sized companies in the United States. The fund's emphasis is upon stocks with higher-than-expected earnings and stocks of companies that have grown at twice the rate of the average company during the previous 10 years; the Constellation Fund sells stocks when the issuer reports a deceleration in earnings growth or an earnings disappointment. The fund may also invest in foreign securities that meet the foregoing criteria; up to 20% of its portfolio may consist of such securities. Diversification is sought by allocation of investments among different industries, countries and companies.

         e) Templeton Foreign I Fund - a mutual fund which invests primarily in common stocks issued by companies located outside the United States. The fund may purchase securities from issuers located in any country other than the United States, including underdeveloped countries. Although the fund's emphasis is upon common stock, it may purchase preferred stock and certain debt securities, rated or unrated, such as convertible bonds. The issuers of debt obligations purchased by the fund can include foreign governments. Templeton Global Advisors Limited is the investment advisor to the Fund. Diversification is sought by allocation of investments among different industries, countries and companies.

         f) Tiffany & Co. Stock Fund - invests only in shares of Tiffany & Co. Common Stock purchased by the Trustee on the open market. No diversification is sought.

         g) Pathways Conservative Fund - a diversified mutual fund portfolio with an emphasis on income. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

         h) Pathways Balanced Fund - a diversified mutual fund portfolio with a balance between growth and income. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

         i) Pathways Growth Fund - a diversified mutual fund portfolio with an emphasis on growth. This portfolio invests in any of the money market, bond and stock mutual funds managed by Scudder Kemper Investments, Inc.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------



         PARTICIPANT ACCOUNTS:

         Each participant's 401(k) account is credited with the participant's contribution, if any, employer contributions, if any, and an allocation of each selected fund's earnings or losses. Allocations are based on participant account balances.

         The Company's contribution for each Plan year under the ESOP feature of the Plan is allocated to participants' accounts on a per capita basis.

         VESTING:

         All amounts contributed by employees under the 401(k) feature of the Plan are immediately 100% vested and nonforfeitable at all times. Employer contributions become 100% vested and nonforfeitable after the participant has completed two years of service.

         Contributions to participant accounts associated with the ESOP feature of the Plan become 100% vested and nonforfeitable when the participant has completed two years of service. A participant also becomes vested in his or her ESOP account upon termination of employment by reason of death, retirement or disability. For purposes of the Plan, retirement is defined as termination of employment after age 65.

         In the event a participant leaves the Company prior to becoming fully vested, the participant will forfeit the shares in his or her ESOP account and such shares will remain in the Plan to be reallocated amongst the remaining participants in the Plan's ESOP feature. The participant will also forfeit any assets in his or her 401(k) account representing employer contributions and such assets will be made available to offset required matching employer contributions to other participants' accounts. Forfeitures totaled $8,895 for the year ended January 31, 1998.

         ADMINISTRATIVE EXPENSES:

         All administrative expenses incurred in connection with the Plan are paid by the Company. Investment-related expenses are paid by the Plan.

         PARTICIPANT LOANS AND WITHDRAWLS:

         Participants may borrow from their 401(k) accounts up to a maximum amount equal to the lesser of $50,000 or 50 percent of their 401(k) account balance. All loans must be repaid within five years unless they are used by the participant to purchase a primary residence. Loans are also subject to certain other conditions as to collateral, a reasonable rate of interest and repayment schedules.

         Participants may also obtain a withdrawal, in cash, of all or a portion of the value of their 401(k) account contributions (excluding earnings thereon) and their rollover contributions, if any, on the basis of hardship.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------




         PAYMENTS OF BENEFITS:

         Upon termination of service, participants will receive the full vested balance of their Plan account in a lump sum cash distribution, except with respect to whole shares held in the ESOP feature of the Plan which are distributed in the form of a stock certificate. The balance of the participant's Tiffany & Co. Stock Fund account may also be distributed in the form of a stock certificate for whole shares if the participant so elects.

         Subject to certain mandatory distribution provisions, in the event of retirement, a participant may elect to defer his/her distribution until the next Plan year thereby entitling the participant to his or her proportionate share of the Company's contribution to the ESOP feature of the Plan for the Plan year in which the participant retired. In the event of a participant's death, the distribution of the participant's account balance will be made to the participant's designated beneficiary or the participant's estate, if no beneficiary has been so designated.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
         ------------------------------------------

         Basis of Accounting:

         The Plan's financial statements have been prepared on an accrual basis in conformity with generally accepted accounting principles.

         INVESTMENT VALUATION:

         Investments in the trust funds are stated at fair value as determined by the Trustee. Investments in Tiffany & Co. Common Stock are stated at fair value as determined by quoted market prices as of the last day of the Plan year.

         The Plan presents, in the statement of changes in net assets available for plan benefits, the net appreciation/(depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

3.       RELATED PARTY TRANSACTIONS
         --------------------------

         Certain Plan investments include mutual funds managed by Scudder Kemper Investments, Inc. Because Scudder Trust Company, the Plan Trustee, is an affiliate of Scudder Kemper Investments, Inc., investment
         transactions   in  such  mutual  funds  are  considered  to  be  exempt
         party-in-interest transactions under Department of Labor's rules and regulations.

4.       TAX STATUS
         ----------

         The Plan has received a favorable letter of determination from the Internal Revenue Service for all changes to the Plan through January 31, 1996. The Plan has been amended since receiving this determination letter. However, it is the belief of the plan administrator that the Plan is currently designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Accordingly, no provision for Federal income taxes has been made in the accompanying financial statements.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN

                          NOTES TO FINANCIAL STATEMENTS
                                  ---------------


5.       CONCENTRATION OF CREDIT AND MARKET RISK
         ---------------------------------------

         The Plan provides for various investment options in any one or a combination of common and collective trust funds and mutual funds which invest in a variety of stocks, bonds, fixed income securities, mutual funds, guaranteed investment contracts, bank investment contracts and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for Plan benefits and the statement of changes in net assets available for Plan benefits.

6.       PLAN TERMINATION
         ----------------

         Although it has not expressed any intent to do so, the Board of Directors of the Company reserves the right to change, amend or terminate the Plan at any time at its discretion, subject to the provisions of ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

         In addition, in the event of the dissolution, merger, consolidation or reorganization of the Company, the Plan will automatically terminate and the Plan's assets will be liquidated unless the Plan is continued by a successor to the Company.

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
           LINE 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                JANUARY 31, 1998


PRINCIPAL AMOUNT,
# OF SHARES OR UNIT
OF PARTICIPATION                 DESCRIPTION                           COST        FAIR VALUE
-----------------------------------------------------------------------------------------------
                   Loans                                         $    444,567    $      444,567
------------------------------------------------------------------------------------------------
       3,658 sh.   Cash Investment Trust                                3,658             3,658
------------------------------------------------------------------------------------------------
   2,709,187 sh.   Stable Value Fund                                2,709,187         2,709,187
------------------------------------------------------------------------------------------------
      22,864 sh.   Pathways Conservative Fund                         286,820           293,579
------------------------------------------------------------------------------------------------
     211,822 sh.   Pathways Balanced Fund                           2,586,925         2,749,454
------------------------------------------------------------------------------------------------
      61,763 sh.   Pathways Growth Fund                               787,704           821,445
------------------------------------------------------------------------------------------------
      57,756 sh.   Stock Index Fund                                 1,303,113         1,542,075
------------------------------------------------------------------------------------------------
     212,980 sh.   Growth & Income Fund                             5,248,961         5,846,307
------------------------------------------------------------------------------------------------
     120,475 sh.   AIM Constellation Fund                           3,171,612         3,117,896
------------------------------------------------------------------------------------------------
      66,556 sh.   Tiffany & Co. Stock Fund                         2,390,299         2,579,087
------------------------------------------------------------------------------------------------
     152,043 sh.   Tiffany & Co. ESOP                               4,180,013         5,891,659
------------------------------------------------------------------------------------------------
      10,209 sh.   Tiffany & Co. Stock Pending                         10,209            10,209
------------------------------------------------------------------------------------------------
      68,822 sh.   Templeton Foreign Fund                             740,272           687,527
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
                                                         Total   $ 23,863,340    $   26,696,650
------------------------------------------------------------------------------------------------

                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
                         FORM 5500, ITEM 27(d) (PART I)
     SCHEDULE OF REPORTABLE TRANSACTIONS - INDIVIDUAL TRANSACTIONS BY ISSUE
                       FOR THE YEAR ENDED JANUARY 31, 1998

                                -----------------

                                                                                                     Fair
                                                                                                   Value of
                                                                                                   Asset on
                      Description of                   Purchase        Selling         Cost of     Transaction        Net
                        Asset/Fund                      Price           Price           Asset         Date           Gain
                      --------------                  ----------      ----------      -----------  -----------      ------
Scudder Pathways Balanced Fund                        $2,153,976      $       --       $       --   $       --      $   --

Managed Retirement Trust - Balanced Fund                      --       2,153,976        2,092,536    2,153,976      61,440


                                  TIFFANY & CO.
               EMPLOYEE PROFIT SHARING AND RETIREMENT SAVINGS PLAN
                         FORM 5500, ITEM 27(d) (PART II)
      SCHEDULE OF REPORTABLE TRANSACTIONS - SERIES OF TRANSACTIONS BY ISSUE
                       FOR THE YEAR ENDED JANUARY 31, 1998

                                -----------------



               Description of                  Purchase         # of             Selling
                 Asset/Fund                     Price        Transactions         Price
                 ----------                   ----------     ------------       ----------

Stable Value Fund                             $1,973,756              301       $       --
Growth and Income Fund                         2,610,388              243               --
Pathways - Balanced Fund                       2,910,805              139               --
Stock Index Fund                               1,256,991              201               --
Managed Retirement Trust - Balanced Fund              --               --        2,215,091
Aim Constellation fund                         2,205,901              200               --
Tiffany & Co. Stock Fund                       1,856,476              137               --



                                                                                   Fair
                                                                                  Value of
                                                                                  Asset on
      Description of                           # of            Cost of          Transaction          Net
       Asset/Fund                          Transactions         Asset               Date            Gain
      --------------                       ------------      ----------         -----------        ------
Stable Value Fund                                    --      $1,973,756          $1,973,756        $   --
Growth and Income Fund                               --       2,610,388           2,610,388            --
Pathways - Balanced Fund                             --       2,910,805           2,910,805            --
Stock Index Fund                                     --       1,256,991           1,256,991            --
Managed Retirement Trust - Balanced Fund             25       2,150,402           2,150,402         64,689
Aim Constellation fund                               --       2,205,901           2,205,901            --
Tiffany & Co. Stock Fund                             --       1,856,476           1,856,476            --



                                   SIGNATURES


     THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


        Tiffany & Co. Employee Profit Sharing and Retirement Savings Plan
                                 (Name of Plan)


Date: August 13, 1998              /s/ Stephen M. Salyk
                                   ---------------------------------------
                                   Stephen M. Salyk
                                   Member of Plan Administrative Committee